Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

INFOLOGIX, INC.

InfoLogix, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

1.     That the Board of Directors of the Corporation has duly adopted resolutions pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed second amendment to the Certificate of Incorporation (this “Certificate of Amendment”) and declaring such amendment to be advisable and recommended for approval by the stockholders of the Corporation.

2.     That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by Section 242 of the General Corporation Law of the State of Delaware were voted in favor of the Certificate of Amendment.

3.     That the capital of the Corporation shall not be reduced under or by reason of this Certificate of Amendment.

4.     Article FOURTH of the Certificate of Incorporation is hereby amended and restated in its entirety such that, as amended, said Article shall read in its entirety as follows:

“FOURTH:  The total number of shares of stock which the Corporation shall have authority to issue is One Hundred Ten Million (110,000,000) shares, all of such shares shall be $0.0001 par value per share, without cumulative voting rights and without any preemptive rights, and of which One Hundred Million (100,000,000) shall be designated Common Stock and Ten Million (10,000,000) shares shall be Preferred Stock, all of such Preferred Stock shares shall be of such classes and series and have such voting powers, full or limited, or no voting powers and such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as the Board of Directors may determine from time to time.

Effective as of 4:01 PM on January 5, 2010 (the “Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Effective Time shall be combined and reclassified into a smaller number of shares such that each twenty-five shares of issued Common Stock immediately prior to the Effective Time are reclassified into one share of Common Stock.  Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction to which such holder would otherwise be entitled multiplied by the closing price of a share of Common Stock on NASDAQ immediately following the Effective Time.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time), provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.”

5.     This Certificate of Amendment shall become effective at 10:00 A.M. on January 5, 2010.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 4th day of January, 2010.

InfoLogix, Inc.

By:	/s/ David T. Gulian
Name: David T. Gulian
Title: Chief Executive Officer